Mail Stop 4561

October 25, 2006

Mr. Pablo Granifo
Chief Executive Officer
Banco de Chile
Ahumada 251
Santiago, Chile

> **Re:** **Banco de Chile**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 26, 2006**
> **File No. 001-15266**

Dear Mr. Granifo:

We have reviewed your response dated September 28, 2006 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 28 - Differences between Chilean and United States Generally Accepted Accounting Principles

(a) Push Down Accounting and Purchase Accounting, page F-38

1. We have reviewed your response to comment 1 of our letter dated September 7, 2006. In your response you state that the business purpose of the reorganization, including the formation of SAOS, was to structure the repayment of the subordinated debt that had neither a fixed term nor a repayment schedule to the Chilean Central Bank. Please tell us why the reorganization and creation of SAOS was necessary to restructure the debt owed by Banco de Chile, in light of the fact that there were no fixed repayment terms. Tell us whether Banco de Chile would have been able to restructure the debt with similar terms without the reorganization and creation of SAOS.

2.   Please describe for us the contractual provisions for the dissolution of SAOS when the subordinated debt is repaid. Specifically tell us what happens to the shares in Banco de Chile that are currently held by SAOS and pledged as collateral for the debt.

3.   In the event that SAOS is required to sell all of its shares in Banco de Chile in order to comply with the cumulative deficit requirement, and thus have no remaining interest in Banco de Chile, please tell us how SAOS is expected to repay the remaining debt obligation to the Chilean Central Bank. In this regard, we note your response indicates that there is no recourse to Banco de Chile or SM Chile.

4.   Please tell us why the shareholders of SM-Chile were granted the right of first refusal with respect to any sale of shares in Banco de Chile by SAOS.

5.   In light of your statement that the purpose of the reorganization and formation of SAOS was to structure the repayment of the subordinated debt that Banco de Chile owed to the Chilean Central Bank, please tell us how you determined that Banco de Chile was not the party most closely associated with SAOS. Refer to paragraph 16 of FIN 46R.

6.   We note your disclosure that "under SAOS's agreement with the Central Bank, we have no obligation to distribute dividends to our shareholders." Furthermore, your disclosure indicates that the Chilean Central Bank may require Banco de Chile to pay the portion of net income corresponding to shares owned by SAOS in cash to SAOS. Please tell us whether Banco de Chile was a party to the agreement between SAOS and the Chilean Central Bank. If not, please tell us how the Chilean Central Bank can require Banco de Chile to make dividend distributions in cash.

7.   Tell us why you believe the Chilean Central Bank would agree to this arrangement, in light of the fact that they have no recourse to the underlying assets of SM-Chile and Banco de Chile. Tell us whether similar agreements were made with other Chilean banks.

8.   Please tell us how you considered the following in reaching your conclusion that Banco de Chile does not have a variable interest in SAOS:

   •   the Chilean law requires banks to generally distribute a cash dividend in an amount equal to at least 30% of its net income;
   •   the fact that the Central Bank may require Banco de Chile to pay in cash the portion of net income corresponding to shares owned by SAOS if Banco de Chile decided to pay stock dividends; and

- the equity interest in Banco de Chile that was transferred to SAOS as part of the reorganization transaction.

9. We have reviewed your response to comment 2 of our letter dated September 7, 2006. As the reorganization and debt previously held by the Bank that is currently held by SAOS appear significant, in future filings please quantify the balance outstanding of the subordinated debt held by SAOS as of the most recent fiscal year-end and quantify the annual dividend paid to SAOS for the periods presented. Disclose the extent to which dividends Banco de Chile paid to SAOS have been sufficient to cover the required annual payment by SAOS to the Central Bank related to the subordinated debt during the periods presented. Please provide us with your proposed future disclosure.

10. Please tell us the name of your Ernst and Young U.S. reviewing partner. Tell us whether this individual has reviewed and concurred with your response to this comment letter and our letter dated September 7, 2006.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief